January 10, 2012

JOINT INSURED AGREEMENT

This Agreement, dated as of January 10, 2012, is among all parties named as an insured in a joint insured bond entered into pursuant to Section 17(g) of the Investment Company Act of 1940.

The parties hereto agree that in the event recovery is received under the aforesaid bond as a result of a loss sustained by the registered management investment company and one of more named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required.

Baron Investment Funds Trust and all series thereof

By:	/s/ Patrick M. Patalino
Patrick M. Patalino

Baron Select Funds and all series thereof

By:	/s/ Linda S. Martinson
Linda S. Martinson